

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Erik Chalut
General Counsel
Weber Inc.
1415 Roselle Road
Palatine, IL 60067

      Re: Weber Inc.
          Schedule 13E-3/A filed January 30, 2023
          Schedule 13E-3 filed January 17, 2023
          Filed by BDT Capital Partners, LLC
          SEC File No. 5-92785

Dear Erik Chalut:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the information statement accompanying these filings.

Schedule 13E-3/A filed January 30, 2023

Additional Information about the Projections, page 56

1. Summarize the material assumptions and limitations underlying the projections, including the specific business strategies and plans referenced at the bottom of page 56.

Position of the BDT Entities in Connection with the Merger, page 58

2. To the extent that the BDT Entities seek to rely on the CenterView analyses and presentations to support their finding of fairness to unaffiliated shareholders, please revise to specifically adopt those analyses and conclusions, or expand to describe how the BDT Entities themselves considered them.

Erik Chalut
Weber Inc.
February 13, 2023
Page 2

Purposes and Reasons of the BDT Entities in Connection with the Merger, page 62

3.   Specifically address the BDT Entities' reasons for the timing of this transaction, given that the factors listed in support of it have existed for some time. In addition, describe the reasons for the structure of the transaction. See Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions